Exhibit 99.1

Obsidian Energy Discloses Details of Commercial Dispute

With Woodland Cree First Nation

CALGARY, May 15, 2024 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today disclosed details regarding a commercial dispute with the Woodland Cree First Nation (the “WCFN”). The Company provided this disclosure in response to misleading statements made by the WCFN’s senior leadership, the establishment of WCFN blockades at two of our sites, and the breach of a court order by the WCFN.

“The WCFN is attempting to coerce us into providing payments to them that are similar to production royalties, even though we already pay royalties to the Alberta government for production on these Crown lands,” said Stephen Loukas, Obsidian Energy’s President and Chief Executive Officer. “The WCFN also wants to act as an exclusive agent for services used by the Company and charge excessive amounts for service contracts. These are not reasonable terms for a resolution to the blockade.”

Obsidian Energy met all consultation obligations with the WCFN in both our current and past operations. Moreover, from the onset of our negotiations with the WCFN, we have consistently explained that all of our current producing wells and future drilling locations are situated on Crown land at a significant distance from the WCFN reservation. Contrary to recent WCFN news releases, the WCFN does not have an approval right over any aspect of Obsidian Energy’s future development plans.

We have long-standing respectful relationships with many Indigenous groups in Alberta and provide support through commercial service contracts and philanthropic donations. In that spirit, we offered the WCFN a generous package that includes the opportunity to garner a significant percentage of an estimated $24 million in forecasted pad site construction work between 2024 – 20261, subject to the receipt of competitive rates and other customary conditions. At the same time, we continued to provide the opportunity for other Indigenous groups in Alberta to participate in the Company’s construction work.

The offer also includes community funding payments and compensation for appropriate resourcing by the WCFN to assess and consult in respect of our potential development. The offer has been open since February, but the WCFN has not accepted it.

In a further attempt to reach a resolution, Obsidian Energy executives travelled to Peace River on Monday, May 13, 2024, for meetings mediated by the Royal Canadian Mounted Police (“RCMP”). The WCFN leaders left those meetings on two occasions within minutes without making any attempt to enter into any reasonable level of dialogue to find a path forward to resolving this dispute.

WCFN BLOCKADES AND LOST SERVICE CONTRACTS

In April, Obsidian Energy provided companies affiliated with the WCFN the opportunity to compete for two commercial contracts, one for pad site construction within our Walrus operating area and one for the supply of gravel for field maintenance and construction. Regrettably, the submissions by the WCFN companies were materially higher (in excess of 30 percent for the pad construction work) than those of the successful bidders, both of whom are partnered with other Indigenous groups in Alberta.

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Information regarding our growth plan, including but not limited to pad construction, beyond 2024 is based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels. This information is provided for illustration purposes only and is based on budgets and plans that have not been finalized and are subject to a variety of contingencies including prior years’ results. See “Forward-Looking Statements” for further details.

On May 5, 2024, approximately 48 hours after learning of its second contract loss, the WCFN established a blockade near the Company’s Walrus field in the Peace River area, interfering with the ability of Obsidian Energy employees and third-party contractors to access the site. The timing clearly indicates that the blockade was directly related to the lost service contracts.

At the time the blockade was established, the Walrus field was producing approximately 1,275 net barrels of oil per day (“bbl/d”) consisting of approximately 600 bbl/d of base production and 675 bbl/d of new production from the 15-19-082-16W5 pad, which was recently brought online and was early in the process of recovering fluid. The WCFN stated that it would not allow operations to continue in the Walrus field and as a result, Obsidian Energy was forced to shut in the production on May 5, 2024.

On May 11, 2024, the WCFN relocated its blockade approximately 11 kilometres west to the entrance of the Company’s Harmon Valley South (“HVS”) field, interfering with the ability of Obsidian Energy employees and third-party contractors to access the sites. Obsidian Energy took immediate action to ensure the safe evacuation of our employees and contractors while notifying all appropriate regulatory authorities including the RCMP, the Alberta Energy Regulator (“AER”) and the County of Northern Sunrise.

At the time the blockade was established, the HVS field was producing approximately 4,500 net barrels of oil equivalent per day (“boe/d”). The Walrus field production was promptly restarted, and attempts were made to negotiate with the WCFN, through the RCMP, to allow for safe access to the HVS field to continue operations. The HVS field contains critical infrastructure (as defined in the Alberta Critical Infrastructure Defense Act) including oil and gas production sites, pipelines and related infrastructure.

Similar to the Walrus blockade, the WCFN stated that they would not allow operations to continue in the HVS field. On Sunday, May 12, 2024, after several unsuccessful attempts to contact and negotiate with the WCFN, Obsidian Energy was escorted into the field by the RCMP to shut in production.

WCFN’S BREACH OF A COURT ORDER AND A RESOLUTION AGREEMENT

The WCFN’s blockades constitute a breach of a court order and breach of a resolution agreement (the “Resolution Agreement”) dated February 23, 2024, between the Company and the WCFN. The Resolution Agreement was a response to the establishment of certain monitoring camps by the WCFN in the vicinity of a number of Obsidian Energy work sites, and in return for the resumption of certain pad site construction work and additional maintenance work awarded to the WCFN.

As part of the Resolution Agreement, the WCFN agreed to not counsel, encourage or facilitate any of its members to physically prevent, impede, restrict or in any way physically interfere with any person or vehicle travelling to or accessing the specified work areas, including but not limited to sites in the Walrus field and the HVS field. Obsidian Energy secured the Resolution Agreement with a consent injunction order (the “Consent Injunction Order”) in the event of a breach by the WCFN.

In response to the WCFN’s breach of the Resolution Agreement, Obsidian Energy obtained the Consent Injunction Order from the Court of King’s Bench of Alberta (the ”Court”) on May 6, 2024. The Court ordered the WCFN to remove its blockade. Despite the Consent Injunction Order having been obtained legally and pursuant to the terms and conditions of the Resolution Agreement, WCFN Chief Isaac Laboucan-Avirom burned the Consent Injunction Order on May 7, 2024, in the presence of the RCMP after being served by a bailiff.

It is clear from both our direct dialogue with the WCFN, as well as its public news releases that the WCFN believes it has negotiating leverage over Obsidian Energy because of our publicly announced three-year Peace River growth plan. In reality, we have the ability to redeploy capital within our Peace River asset and within other parts of our portfolio to achieve our future growth objectives. The Company and our leadership team has the support of our shareholders, who do not want Obsidian Energy burdened with uncompetitive contracts and additional payments demanded by the WCFN.

Stephen Loukas continued, “We have a duty to our shareholders to make prudent use of our assets (including financial) and to our suppliers to be fair when awarding contracts. We will continue to use our strict procurement process to award contracts, based on qualifications, Indigenous content, experience, and health, safety and environmental practices that result in a selection that is the best value proposition for the Company and the local community. The WCFN-affiliated companies can certainly win future contracts with us, as they have in the past, if their bids are competitive.

However, notwithstanding that our offer to the WCFN remains open, it is currently difficult to see a clear path to a negotiated resolution of our commercial dispute with the WCFN. We reserve the right to pursue all legal means to restore the lawful operation of our HVS field, and may, without further notice, commence civil litigation against the WCFN and related parties for damages, including but not limited to all foregone revenue on shut-in production.”

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the safe harbour provisions of applicable securities legislation. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our ability to redeploy capital within our Peace River asset and other parts of our portfolio to achieve our growth objectives; how we plan to conduct or procurement process; our expectations in connection with the negotiations with the WFCN commercial dispute; and our expectations regarding legal actions in the future.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, among other things: whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2024 capital plans in response to internal and external factors, including those described herein; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; the possibility that the Company will not be able to continue to successfully execute our business plans (including the three-year growth plan) and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding, drought and warm weather in the spring and summer months), including inability to access our properties due to blockades or other activism and delays in obtaining regulatory approvals and third party consents. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2023, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that the foregoing list of factors is not exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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